UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-51296

CUSIP NUMBER: 20366P100

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Community Financial Shares, Inc.

Full name of Registrant

Former Name if Applicable

357 Roosevelt Road

Address of Principal Executive Office (Street and Number)

Glen Ellyn, Illinois 60137

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Community Financial Shares, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2011 by March 30, 2012. The Company is currently evaluating the extent of a significant valuation allowance on its deferred tax assets that may be required. The evaluation of the amount of the valuation allowance will take additional time for the Company to complete.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott W. Hamer, President and CEO	(630) 545-0900
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that interest income will decrease $522,000 to $13.3 million for the year ended December 31, 2011, compared to $13.8 million for the year ended December 31, 2010. This decrease resulted primarily from a decrease in average balance of loans. It is also anticipated that interest expense will decrease by $894,000 to $2.5 million for the year ended December 31, 2011, from $3.4 million for the year ended December 31, 2010, primarily due to a decrease in the average rate paid on interest bearing liabilities of 30 basis points to 0.89% for the year ended December 31, 2011 from 1.19% for the comparable prior year period. In addition, there was a decrease in the average balance of interest bearing liabilities of $4.7 million to $281.0 million for the year ended December 31, 2011 from $285.7 million for the year ended December 31, 2010. The provision for loan losses is expected to decrease from $8.3 million for the year ended December 31, 2010 to $5.8 million for the year ended December 31, 2011 due, in part, to management’s quarterly analysis of the allowance for loan loss, which reflected a decrease in nonperforming loans from $20.3 million at December 31, 2010 to $13.8 million at December 31, 2011. As a result, net interest income after provision for loan losses is expected to increase from $2.1 million for the year ended December 31, 2010 to $5.0 million for the year ended December 31, 2011. Noninterest income is expected to decrease $197,000 to $1.6 million for the year ended December 31, 2011 as compared to $1.8 million for the year ended December 31, 2010, primarily due to $901,000 in write-downs on other real estate owned property and a $103,000 decrease in gain on sale of mortgage loans. Other service charges and fees are also expected to increase from $582,000 for the year ended December 31, 2010 to $957,000 for the year ended December 31, 2011. Total noninterest expense is expected to increase $754,000 to $12.6 million for the year ended December 31, 2011 from $11.8 million for the year ended December 31, 2010 primarily due to an increase in FDIC premiums of $471,000 for the year ended December 31, 2011 as compared to the prior year period. Professional fees, including legal and audit expenses, increased by $125,000 to $1.1 million for the year ended December 31, 2011 from $928,000 for the comparable prior year period. Net loss is expected to increase from $4.6 million for the year ended December 31, 2010 to between $5.6 million and $10.6 million for the year ended December 31, 2011 depending on the amount of the valuation allowance.

As previously reported, on January 26, 2011, Community Bank – Wheaton/Glen Ellyn, the Company’s wholly owned subsidiary (the “Bank”), entered into a Stipulation and Consent to the Issuance of a Consent Order with the Federal Deposit Insurance Corporation and the Illinois Department of Financial and Professional Regulation. The Order requires the Bank to achieve Tier 1 capital at least equal to 8% of total assets and total capital at least equal to 12% of risk-weighted assets. The Company is evaluating all options available to the Company and the Bank to increase their capital ratios to meet the Order’s requirements but has not yet achieved compliance with the mandated capital requirements. Additionally, the Company has a loan with an unaffiliated third party lender with a fixed rate of 6.0% and an outstanding balance of $1.3 million at December 31, 2011. The debt is secured by all of the outstanding capital stock of the Bank. As of December 31, 2011, the Company has made all required interest payments on the outstanding principal amounts on a timely basis. As a condition of the Company’s loan agreement, the Bank must maintain a nonperforming assets to tangible capital ratio of not more than 65% measured quarterly and not incur a net loss of more than $250,000 for the calendar year ended December 31, 2010. As of December 31, 2011, the Company was not in compliance with these debt covenants. On March 28, 2011, a forebearance agreement was entered into with the lender, as a result, the maturity date was extended to February 15, 2012. The Company is in the process of renegotiating the terms of the forebearance agreement with the third party lender. A substantial source of the Company’s income from which we service our debt and pay our obligations is the receipt of dividends from the Bank. Pursuant to the Order, the Bank is required to obtain prior regulatory approval before making dividend payments to the Company. In the event that the Bank is unable to obtain regulatory approval to pay dividends to the Company, it may not be able to service our debt or pay our obligations to the lender. The Company has been advised by its independent registered public accounting firm that, if it is unable to sufficiently demonstrate its ability to meet the capital requirements set forth in the Order or its ability to meet its obligations under the loan, the audit report with respect to the Company’s consolidated financial statements will include an explanatory paragraph that substantial doubt exists as to the Company’s ability to continue as a going concern.

Statements contained herein which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risk and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

COMMUNITY FINANCIAL SHARES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	April 2, 2012	By:	/s/ Scott W. Hamer
Scott W. Hamer President and Chief Executive Officer